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SEC FILE NUMBER
8-71007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2024 (MM/DD/YY) AND ENDING 03/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WEMATCH. LIVE LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Broad Street (No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STUART HENDERSON (Name) 201-2647900 (Area Code – Telephone Number) shenderson@compliance-risk.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLC
(Name – if individual, state last, first, and middle name)

75 Broad Street (Address) New York (City) NY (State) 10004 (Zip Code)

09/24/2003 (Date of Registration with PCAOB)(if applicable) 173 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Hochstadter Jr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WEMATCH. LIVE LLC, as of July 2, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. Edward Hochstadter Jr provided New Jersey DL as identification

State of Virginia, City of Lynchburg

Signature: Edward Hoch Jr

Title: CEO

Emily Kay Nye

Notary Public Emily Kay Nye
My Commission Expires: Feb. 28th, 2029
Notary Registration No.: 7910873

EMILY KAY NYE
Electronic Notary Public
Commonwealth of Virginia
Registration No. 7910873
My Commission Expires Feb 28, 2029

This notarial act was an online notarization

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WEMATCH.LIVE LLC

Report on Statement of Financial Condition

As of March 31, 2025

Table of Contents

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Wematch.Live LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wematch.Live LLC (the "Company") as of March 31, 2025, the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Wematch.Live LLC's auditor since 2023.

New York, New York
July 2, 2025

Statement of Financial Condition
March 31, 2025

ASSETS

Cash and cash equivalents	$ 693,698
Prepaid expenses and other receivables	$29,507
Account receivable	$824,608
Amounts due from affiliates	$150,679
Property and equipment, net	$6,184
Total assets	$ 1,704,676
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Trade payables	$ 36,500
Deferred revenue	$40,284
Accrued expenses and other liabilities	$138,372
Total liabilities	$ 215,156
Member's Equity	$ 1,489,520
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,704,676

See accompanying notes to the Statement of Financial Condition

NOTE 1: Organization and Nature of the Business

Wematch.Live, LLC (**the "Company")** was organized as a Delaware limited liability company on July 1, 2022, and is in New York, New York. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 11, 2023. In September 2022, the Company entered into a distributor service agreement with Wematch.Support US Inc **(“The Parent Company”**) for the purpose of providing distributor services for a trading platform licensed to the parent company by Wematch.Live R&D Ltd. (“Group Parent Company”).

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of this financial statement is conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents. During the fiscal year 2025, the Company held checking and money market savings accounts at a financial institution.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Asset Category	Useful life
Computers & software	3
Office furniture	7
Electronic equipment	10

Revenue Recognition

The Company provides clients with access to its Alternative Trading Platform(“ATS”) through through a contractual Software-as-a-Service (SaaS) licensing agreement that includes subscription-based fees. These arrangements represent a series of distinct services that are substantially the same and are transferred to the customer over time. Revenue from subscription fees is recognized in accordance with ASC 606, based on the nature of the fees stipulated in each customer contract:

Fixed Annual Fees
Fixed subscription fees are contractually agreed amounts that provide clients with continuous access to the Company’s ATS platform over a defined service period, generally one year. These fees represent a single performance obligation that is satisfied over time, as the customer simultaneously receives and consumes the benefits of the service. Revenue from fixed annual fees is recognized on a straight-line basis over the contractual term, which reflects the Company’s obligation to provide uninterrupted platform access throughout the period. Amounts billed in advance of the service period are recorded as deferred revenue and recognized as the related performance obligations are satisfied.

Tiered Transaction-Based Fees
Certain customer contracts include variable consideration in the form of tiered fees, which are based on the notional value of transactions executed by clients on the ATS platform during a specified period. Revenue from tiered fees is recognized in arrears, as the performance obligation is satisfied when the transaction activity occurs and the notional amounts are known. These fees are transaction fees recognized in a point in time in the period in which the related client activity is completed.

The Company monitors its contracts to assess the nature, amount, and timing of revenue to ensure compliance with the core principles of ASC 606. There are no significant judgments in determining the timing of revenue recognition for these subscription arrangements beyond the estimation of transaction activity under tiered fee structures.

Interest income on cash equivalents is recognized on the accrual basis.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with subscribing counterparties or in connection with a subscription agreement. The accounts receivable balance at March 31, 2025, was $471,094 on the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivables) and are reversed when either it becomes a receivable, or the cash is received. Contract assets are reported in the statement of financial condition. As of March 31, 2025, there were $29,833 in unbilled receivables and $323,681 of contract assets recognized within accounts receivable on the statement of financial condition.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are reversed when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 31, 2025, there were $40,284 in contract liabilities recognized as deferred revenue on the statement of financial condition.

Current Expected Credit Losses

Allowance for credit losses of subscription receivable balances is regularly evaluated, and a determination is made based on a combination of factors such as subscriber’s creditworthiness, past transaction history with the subscriber, and reasonable and supportable forecasts. Changes to such an allowance would be reflected in accordance with ASC 326. At March 31, 2025, the Company believes that all of its trade receivable balances will be collected. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses. The Company continually reviews the credit quality of its subscribers, which are SEC-registered broker-dealers. There was no allowance for credit losses was established as of March 31, 2025.

Income Tax

The Company is generally not taxable for federal, state, and local income tax purposes. As a limited liability company, the Company's taxable income or loss is allocated to the Parent, and the Parent is responsible for reporting the Company's taxable income or loss. There are no obligations for the Company to fund the federal, state, or local tax liabilities, if any, of the Parent. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Employee Benefit Plans

The Company offers a Safe Harbor 401 (k) plan covering substantially all the Company's employees. Participants may contribute a percentage of compensation, but not more than the maximum allowed under the Internal Revenue Code. The plan provides for a discretionary contribution by the Company that amounted to approximately $32,000 for the year ended March 31,2025.

Stock-Based Compensation

The Group Parent Company's equity incentive plan provides for the granting of Group Parent Company stock options or other share-based awards to Employees, Directors, and Consultants of the Company.

Incentive stock options may be granted only to employees and directors only.

Each Option shall vest and become exercisable in one or more installments, at such time or times and subject to such conditions, including without limitation the achievement of specified performance goals or objectives established with respect to one or more performance criteria, as shall be determined by the Board.

Stock-based compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation, which requires recognition of expense related to the fair value of stock-based compensation. Compensation cost includes compensation cost for all stock-based compensation granted, based on the grant-date fair value estimated in accordance with the guidance in ASC 718, recognized over the vesting period using the straight-line attribution method. The company's accounting policy is to recognize forfeitures as they occur.

NOTE 3: Related Party Transactions

In May 2024, the Company entered a three-year expense sharing agreement with Wematch.Live R&D LTD (the "Group Parent Company") for the allocation of services paid by the Group Parent Company and its affiliates on behalf of the Company. These services primarily include finance, legal, and human recourses provisions provided by the Group Parent Company and its affiliates to the Company. Additionally, the agreement covers external administrative vendors who supply back-office systems such as accounting, human recourses, communications, and workplace solutions.

In August 2024, the Company entered a three-year expense sharing agreement with Wematch Support US Inc. (the "Parent Company") for the allocation of rent and other expenses paid by the Parent Company, such as private medical insurance premiums.

The Parent has established and maintains a share-based compensation plan (stock-option plan) for selected employees. At the beginning of the period, 2,500 options were outstanding. In FY2025, 10,000 options were granted to employees of the Company. The options vest over a 4-year period.

During the fiscal year 2025, in connection with the expense sharing agreement, all intercompany payables resulting from the expense allocations discussed above, are forgiven by the parent affiliates and are treated as non-cash contributions to equity. Non-cash contributions in the amount of $312,179 were made by the parent affiliates for the year ended March 31, 2025. In addition, the U.S. parent company contributed $1,100,000 in cash during the year ended March 31, 2025.

As of March 31, 2025, in connection with the distributor service agreement, the financial statements include revenues and expenses stemming from services provided between the Company and its Group Parent

Company that are subject to transfer pricing models. Amounts have been determined based on a transfer pricing method recognized by the Organization for Economic Co-operation and Development ("OECD"). As a result a receivable of $149,610 recorded in due from affiliates on the Statement of Financial Condition as of March 31, 2025.

NOTE 4: Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined.

On March 31, 2025, the Company's net capital was $478,542, which exceeded the requirement by $464,191.

The Company operates under the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under which the Company is also eligible to file an Exemption Report.

NOTE 5: Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the fiscal year ended March 31, 2025, the Company maintains cash balances which, at times, may exceed federally insured limits.

NOTE 6: Continuing Operations

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company has a net loss for the year ended March 31, 2025. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

Note 7: Commitments and contingencies

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 8: Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through 02 July 2025, the date these financial statements were available to be issued. Based on this evaluation, the Company determined that there were no events or transactions occurring subsequent to March 31, 2025, that would require recognition or disclosure in the financial statements.